Exhibit 99.1

Aris Mining ANNOUNCES RESULTS OF ANNUAL GENERAL MEETING

Vancouver, Canada, May 16, 2024 – Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) reports voting results from its Annual General Meeting of shareholders (the Meeting) held earlier today.

AGM Voting Results

Shareholders holding 46,147,782 shares, being 32.54% of the outstanding shares of the Company were represented by proxy at the meeting. The voting results from the Meeting are as follows:

Election of Directors

The number of directors to be elected was fixed at eight and the following directors were elected to the Company’s Board:

Nominee	Votes for	% for	Votes withheld	% withheld
Ian Telfer	43,820,313	94.96%	2,327,469	5.04%
Neil Woodyer	46,060,638	99.81%	87,144	0.19%
Daniela Cambone	37,717,766	81.73%	8,430,016	18.27%
Mónica de Greiff	42,171,905	91.38%	3,975,877	8.62%
David Garofalo	40,474,977	87.71%	5,672,805	12.29%
Attie Roux	46,058,660	99.81%	89,122	0.19%
Gonzalo Hernández	46,048,558	99.78%	99,224	0.22%
Germán Arce	46,045,578	99.78%	102,204	0.22%

Appointment of Auditors

KPMG LLP were re-appointed as auditors of the Company for the ensuing year with their remuneration to be set by the Board.

	Votes for	% for	Votes withheld	% withheld
KPMG LLP	46,117,508	99.93%	30,274	0.07%

About Aris Mining

Aris Mining is a gold producer in the Americas, currently operating two mines with expansions underway in Colombia. The Segovia Operations and Marmato Upper Mine produced 226,000 ounces of gold in 2023. Aris Mining is targeting a production rate of 500,000 ounces of gold per year in the second half of 2026, following a ramp-up period after the Segovia mill expansion scheduled for completion in Q1 2025 and the Marmato Lower Mine’s first gold pour in late 2025. Aris Mining also operates the Proyecto Soto Norte joint venture, where environmental licensing is advancing to develop a new underground gold, silver and copper mine. In Guyana, Aris Mining is advancing Toroparu, a gold/copper project. Aris Mining intends to pursue acquisitions and other growth opportunities to unlock value through scale and diversification.

Aris Mining promotes the formalization of artisanal and small-scale mining into contract mining partners as this process enables all miners to operate in a legal, safe and responsible manner that protects them and the environment.

1	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining contact:

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063 info@aris-mining.com	Kettina Cordero Vice President, Investor Relations +1.604.417.2574

2	TSX: ARIS | NYSE-A: ARMN | aris-mining.com